UBS Eucalyptus Fund, L.L.C.

February 9, 2011

Dear Investor:

We are writing to inform you that UBS Eucalyptus Fund, L.L.C. (the "Fund") has amended its offer, dated January 24, 2011, to purchase up to $30,000,000 in outstanding limited liability company interests of the Fund ("Interests") or portions thereof pursuant to tenders by investors at a price equal to their estimated net asset value as of March 31, 2011 (the "Offer").

EXTENSION OF THE OFFER

The Fund has extended the expiration date of the Offer from the end of the day on February 18, 2011 at 12:00 midnight, New York time, to the end of the day on March 4, 2011 at 12:00 midnight, New York time.  Investors may tender all or a portion of their Interests for purchase pursuant to the Offer until the new expiration date.  Until this time, you have the right to change your mind and withdraw your Interests from consideration for purchase.  If we do not accept your Interests by the end of the day on March 4, 2011, at 12:00 midnight, you may still withdraw your Interests at any time after March 18, 2011, so long as your offer has not been accepted, and at any other time prior to March 31, 2011, the date on which the Fund's estimated net asset value will be calculated.

Except as described in this letter, all other terms of the Offer, dated January 24, 2011, shall remain the same.

Enclosed is a revised Letter of Transmittal.  If you would like the Fund to purchase your Interests, please mail or fax the enclosed revised Letter of Transmittal to the Fund's Administrator, BNY Mellon Alternative Investment Servicing (US) Inc. ("BNY"), at the address/fax number listed below so that it is received before the end of the day on March 4, 2011 at 12:00 midnight:

UBS Eucalyptus Fund, L.L.C.
c/o BNY Mellon Alternative Investment Servicing (US) Inc.
P.O. Box 857
Claymont, Delaware 19703-9911
Phone:	(877) 431-1973
Fax:	(302) 793-8201
(302) 793-8202
Attention:	Tender Offer Administrator

If you already have mailed or faxed the Letter of Transmittal, dated January 24, 2011, to BNY, no further action is required at this time.  Alternatively, if you do not wish for the Fund to purchase your Interests, please disregard this notice and take no action.

All requests to tender Fund interests must be received by BNY, either by mail or by fax, in good order, by March 4, 2011.  If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with BNY by calling (877) 431-1973.  Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting BNY to confirm receipt.  If you fail to confirm receipt of your Letter of Transmittal with BNY, there can be no assurance that your tender has been received by the Fund.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your Financial Advisor or the Tender Offer Administrator at BNY, (877) 431-1973.

Sincerely,

UBS Eucalyptus Fund, L.L.C.

Enclosure